SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 13)

                   Under the Securities Exchange Act of 1934

                        THE HALLWOOD GROUP INCORPORATED
                                (Name of Issuer)


                    Common Stock, $0.10 par value per share
                         (Title of Class of Securities)


                                   406364307
                                 (CUSIP Number)

                              W. Alan Kailer, Esq.
                Jenkens & Gilchrist, a Professional Corporation
                          1445 Ross Avenue, Suite 3200
                            Dallas, Texas 75202-2799
                                 (214) 855-4500
                      (Name, Address and Telephone Number
                        of Person Authorized to Receive
                          Notices and Communications)


                                  July 6, 2004
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 406364307

     1.   Names of  Reporting  Persons  S.S.  or I.R.S.  Identification  Nos. of
          Persons:  Alpha Trust

     2.   Check the  Appropriate  Box if a Member of a Group (See  Instructions)
          (a) [    ]     (b) [    ]

     3.   SEC Use Only

     4.   Source of Funds (See instructions) OO

     5.   Check box if Disclosure of Legal  Proceedings is Required  Pursuant to
          Items 2(d) or 2(e) [    ]

     6.   Citizenship or Place of Organization:
          Island of Jersey, Channel Islands


                        7.   Sole Voting Power                        0
Number of Units
Beneficially Owned      8.   Shared Voting Power                   851,575
by Each Reporting
Person with:            9.   Sole Dispositive Power                   0

                        10.  Shared Dispositive Power              851,575


     11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 851,575

     12.  Check if the  Aggregate  Amount in Row 11 Excludes  Certain Units (See
          Instructions) [    ]

     13.  Percent of Class Represented by Amount in Row 11.         64.20%

     14.  Type of Reporting Person (See Instructions):                OO

CUSIP No. 406364307

     1.   Names of  Reporting  Persons  S.S.  or I.R.S.  Identification  Nos. of
          Persons:  Anthony J. Gumbiner

     2.   Check the  Appropriate  Box if a Member of a Group (See  Instructions)
          (a) [    ]     (b) [    ]

     3.   SEC Use Only

     4.   Source of Funds (See instructions) OO

     5.   Check box if Disclosure of Legal  Proceedings is Required  Pursuant to
          Items 2(d) or 2(e) [    ]

     6.   Citizenship or Place of Organization:
          United Kingdom


                        7.   Sole Voting Power                     150,000
Number of Units
Beneficially Owned      8.   Shared Voting Power                   851,575
by Each Reporting
Person with:            9.   Sole Dispositive Power                150,000

                        10.  Shared Dispositive Power              851,575


     11.  Aggregate Amount Beneficially Owned by Each Reporting Person:
          1,001,575

     12.  Check if the  Aggregate  Amount in Row 11 Excludes  Certain Units (See
          Instructions) [    ]

     13.  Percent of Class Represented by Amount in Row 11.         67.84%

     14.  Type of Reporting Person (See Instructions):                00

                                  Schedule 13D

     This Amendment No. 13 to Schedule 13D amends the Schedule 13D (the "Schedule 13D"), filed by Alpha Trust, a trust formed under the laws of the Island of Jersey, Channel Islands (the "Trust"), and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. Unless otherwise indicated, all capitalized terms used, but not defined herein, have the meanings ascribed to such terms in the Schedule 13D. "No material changes" means no material changes to the response contained in the Trust's Schedule 13D previously filed.

Item 1.   Security and Issuer.

          No material changes.

Item 2.   Identity and Background.

          The person on whose behalf this statement is filed is the Trust, a trust formed under the laws of the Island of Jersey, Channel Islands. The trustee of the Trust is Hallwood Company Limited, a corporation filed under the laws of Nevis ("HCL"). Mr. Anthony J. Gumbiner, his wife Mylene Gumbiner and his children Celine Gumbiner and Charles Gumbiner are directors of HCL.

Item 3.   Source and Amount of Funds or Other Consideration.

          Anthony J. Gumbiner, the trustee and a discretionary beneficiary of the Trust contributed 851,575 shares (the "Shares") of common stock of The Hallwood Group Incorporated (the "Company") to the Trust. The Trust, in turn, contributed the Shares to Hallwood Investments Limited ("HIL"), a corporation organized under the laws of the British Virgin Islands and wholly-owned by the Trust.

Item 4.   Purpose of Transaction.

          The Trust intends to hold the Shares for investment and intends to review its investment in the Company on a continuing basis and, depending on market conditions and other factors, may acquire additional securities, dispose of all or any portion of the securities he now owns or may hereafter acquire, seek to engage in extraordinary corporate transactions, such as a merger or other reorganization involving the Company or a purchase, sale or transfer of a material amount of the assets of the Company or any of its subsidiaries (which extraordinary transaction could involve one or more of the matters described in clauses (a) through (j) of Schedule 13D) and take any other action that he may deem to be appropriate in the circumstances. Whether the Trust takes any of the foregoing actions will depend upon its evaluation of pertinent factors, including without limitation, the availability of shares of common stock for purchase or acquisition at particular price levels or upon particular terms; the capital needs of the Company; the business and prospects of each of the Company and the Trust; economic, stock market, and money market conditions; other business and investment opportunities available to the Trust; regulatory requirements; other circumstances that may make it advantageous to the Trust to either increase or decrease its ownership of the Company's securities and other requirements of the Trust.

Item 5.   Interest in Securities of the Issuer.

          (a) As of the date hereof, the Trust, through HIL, owns 851,575 shares of common stock representing 64.20% of the Company's outstanding common stock, based on 1,326,343 shares of common stock outstanding, as reported in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2004. Mr. Gumbiner holds currently exercisable options (the "Options") to purchase 150,000 shares of the Company's common stock, representing approximately 10% of the Company's common stock, which, in addition to the Shares beneficially owned through the Trust, give Mr. Gumbiner beneficial ownership of approximately 67.84% of the Company's common stock.

          (b) The Shares are owned directly by HIL and indirectly by the Trust. Mr. Anthony Gumbiner and his family are discretionary beneficiaries of the Trust. Because Mr. Gumbiner is the principal director and officer of HIL, Mr. Gumbiner and the Trust may be deemed to share voting and dispositive power over the Shares. Mr. Gumbiner has sole voting and dispositive power with respect to the Options.

          (c)  Not applicable.

          (d)  Not applicable.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          None.

Item 7.   Materials Filed as Exhibits.

          None.

                                   SIGNATURE


     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date: July 6, 2004                      THE ALPHA TRUST

                                        By:     Hallwood Company Limited,
                                                Trustee


                                        By:     /s/ Anthony J. Gumbiner
                                                ---------------------------
                                        Name:   Anthony J. Gumbiner
                                        Title:  Director